Filed pursuant to Rule 424(b)(3)
Registration No. 333-239185
PROSPECTUS SUPPLEMENT NO. 70
(to Prospectus dated July 17, 2020)
Nikola Corporation
Up to 53,390,000 Shares of Common Stock
Up to 23,890,000 Shares of Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement supplements the prospectus dated July 17, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-239185). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on September 19, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relates to the issuance by us of up to an aggregate of up to 23,890,000 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 890,000 shares of Common Stock that are issuable upon the exercise of 890,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the initial public offering of VectoIQ and (ii) up to 23,000,000 shares of Common Stock that are issuable upon the exercise of 23,000,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of VectoIQ.
The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (i) up to 53,390,000 shares of Common Stock (including up to 890,000 shares of Common Stock that may be issued upon exercise of the Private Warrants) and (ii) up to 890,000 Private Warrants.
Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “NKLA”. On September 18, 2023, the closing price of our Common Stock was $1.59.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is September 19, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): September 18, 2023
Nikola Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-38495 (Commission File Number)	82-4151153 (I.R.S. Employer Identification No.)
    4141 E Broadway Road
    Phoenix, AZ    85040
    (Address of principal executive offices)    (Zip Code)

(480) 666-1038
(Registrant’s telephone number,
including area code)

N/A
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	NKLA	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
On September 18, 2023, the board of directors of Nikola Corporation (the “Company” or “Nikola”) appointed Mary S. Chan to serve as the Company’s Chief Operating Officer, effective October 9, 2023.
Ms. Chan, age 60, has served as a Managing Partner of VectoIQ, LLC, a consulting firm focused on smart transportation product and services, since February 2016. From January 2021 to December 2022, Ms. Chan served as President and Chief Operating Officer of VectoIQ Acquisition Corp. II, a special purpose acquisition company. Prior to that, Ms. Chan served as Chief Operating Officer of VectoIQ Acquisition Corp., Nikola’s predecessor company, from January 2018 to June 8, 2020. From May 2012 to May 2015, Ms. Chan served as President, Global Connected Consumer of General Motors (NYSE: GM), an automotive manufacturing company. Prior to that, Ms. Chan served as Senior Vice President and General Manager of Enterprise Mobility Solutions & Services, among other roles, at Dell Inc. (NYSE: Dell), a technology company in the business of computers and related products, from September 2009 to March 2012. Ms. Chan currently serves on the boards of directors of Magna International Inc. (NYSE: MGA), a global automotive parts supplier, SBA Communications Corporation (Nasdaq: SBAC), a real estate investment company, and CommScope Holding Company, Inc. (Nasdaq: COMM), a global network infrastructure provider. Ms. Chan previously served on the board of directors of Dialog Semiconductor Plc (OTCMKTS: DLGNF), a manufacturer of semiconductor-based system solutions, from 2016 to 2021. Ms. Chan holds a bachelor of science degree and masters of science degree in electrical engineering from Columbia University.
In connection with Ms. Chan’s appointment as Chief Operating Officer, Ms. Chan and the Company entered into an Executive Employment Agreement (the “Employment Agreement”), pursuant to which Ms. Chan will be entitled to receive an annual base salary of $700,000 and, subject to approval of the board of directors, 300,000 restricted stock units and 600,000 performance stock unit awards (“PSUs”). Ms. Chan’s Employment Agreement contains customary confidentiality and intellectual property assignment provisions.
Pursuant to the Employment Agreement, in the event of an Involuntary Termination (as defined in the Employment Agreement) of Ms. Chan’s employment and subject to Ms. Chan’s delivery of an effective release of claims and ongoing compliance with certain post termination restrictive covenants, including a two year noncompete and nonsolicitation nondisparagement covenants, Ms. Chan would be entitled to receive: (1) a lump sum cash payment in an amount equal to $1,400,000, less applicable withholding taxes; (2) a lump sum cash payment equal to 18 months of COBRA benefits coverage, less applicable withholding taxes; (3) the acceleration in full of all unvested equity and equity based awards, other than Ms. Chan’s performance-based award (and the post termination exercise period for unexercised stock options would be extended to three years following her termination date); and (4) service will be deemed to have been satisfied and all outstanding PSUs will vest and be settled at the end of the performance period based on final actual performance.
In connection with her appointment as Chief Operating Officer, the Company expects to enter into its form of indemnification agreement with Ms. Chan. Ms. Chan has no family relationships with any of the Company’s directors or executive officers, and she has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.
The foregoing summary of the Employment Agreement is qualified in its entirety by reference to the Employment Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.
Item 9.01 Financial Statements and Exhibits.
(d) Exhibits

Exhibit Number	Exhibit Description
10.1	Executive Employment Agreement by and between the Company and Mary S. Chan, effective as of October 9, 2023.

104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 18, 2023

NIKOLA CORPORATION

	By:	/s/ Britton M. Worthen
Britton M. Worthen
Chief Legal Officer